NATIONAL INSTRUMENT 51-102
CONFIRMATION

Pursuant to section 4.11 of National Instrument 51-102, Lundin Mining Corporation hereby confirms that the Notice of Change of Auditor dated April 19, 2005, the letter from the former auditor, Deloitte & Touche, LLP, Chartered Accountants, and the letter from the successor auditor, KPMG LLP, Chartered Accountants, have been reviewed by its board of directors.

Dated this 28th day of April, 2005.

LUNDIN MINING CORPORATION

Karl-Axel Waplan
President